Barrett Opportunity Fund, Inc.

Supplement dated June 1, 2021
to the
Prospectus dated December 29, 2020

I.
At a special meeting of the Board of Directors (the “Board”) of the Barrett Opportunity Fund, Inc. (the “Fund”) held on April 22, 2021, the Board approved a new investment advisory agreement between Barrett Asset Management, LLC (the “Adviser”) and the Fund, subject to shareholder approval. At the same meeting, the Board also approved an interim investment advisory agreement with the Adviser to take effect upon the closing of the “Transaction” (as defined below). Pursuant to this interim investment advisory agreement, the Adviser can provide advisory services to the Fund for up to 150 days after the Transaction occurs until shareholders approve a new investment advisory agreement.

The Adviser (or its predecessor entity) has served as investment adviser to the Fund since December 1, 2006 and had been solely owned by certain of the firm’s officers and members since December 1, 2006.  On April 30, 2021, however, CI US Holdings Inc. (“CI”), which is wholly owned by CI Financial Corp. (“CI Financial”), acquired an 80% ownership interest in the Adviser (the “Transaction”).  Certain managing members and officers of the Adviser together hold the remaining 20% interest.

This Transaction constituted a “change of control” of the Adviser that is deemed an “assignment,” as that term is defined under the Investment Company Act of 1940, which, in turn, automatically terminated the existing investment advisory agreement between the Fund and the Adviser. Under the interim investment advisory contract, there is no change in the Adviser’s responsibilities, or the management fees paid by the Fund to the Adviser. All management fees under the interim investment advisory agreement will, however, be held in escrow pending the outcome of the shareholder meeting.  If the new investment advisory agreement is not approved by shareholders, only the lesser of the costs incurred (plus interest) or the amount in the escrow account (including interest) will be paid to the Adviser.

No other changes are planned to the portfolio management team as a result of the Transaction. The investment approach for the Fund, the Fund’s daily operations and its investment activities are not expected to be affected in any way. Additionally, under the new investment advisory agreement, there will be no increase in any fees or expenses the Fund pays as a result of the Transaction or that you pay.

II.
Amy Kong, Chief Investment Officer and Managing Director of the Adviser, has been added as portfolio manager of the Fund.  Therefore, the following is being added to the end of the “Management – Portfolio Managers” on page 4 of the prospectus:

Amy Kong, CFA, Chief Investment Officer and Managing Director of the Adviser, joined the Adviser in 2020. Ms. Kong has served as a portfolio manager of the Fund since April 2021.

In addition, the following replaces the first sentence under “More on Fund Management – Portfolio Managers” on page 11 of the prospectus:

E. Wells Beck, CFA® , John G. Youngman and Amy Kong, CFA® of Barrett Asset Management are responsible for the day-today management of the Fund.

The following is also added as the fourth paragraph under “More on Fund Management – Portfolio Managers” on page 12 of the prospectus:

Ms. Kong is Chief Investment Officer and a Managing Director of Barrett Asset Management. Ms. Kong is a graduate of Barnard College and received her M.B.A. from Columbia Business School.  Ms. Kong joined Barrett Asset Management in 2020. She previously served as a Senior Portfolio Manager at Fiduciary Trust from June 2013 to 2020.  Prior to Fiduciary Trust, between May 2012 and April 2013, Ms. Kong was a Senior Vice President and Senior Portfolio Manager at U.S. Trust.  From April 2001 to May 2002, Ms. Kong worked as a Credit Analyst at Moody’s. Ms. Kong is a CFA®  Charterholder.

Please retain this supplement with your Prospectus.